Form 10-Q                                                  Crawford & Company
Quarter Ended September 30, 1995                           Page 7



                    NOTES TO CONDENSED FINANCIAL STATEMENTS

1. The condensed financial statements included herein have been prepared by the Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1994.

      In the opinion of management, the condensed financial statements included herein contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position of the Registrant as of September 30, 1995, and the results of its operations and cash flows for the three and nine-month periods then ended.

2. The results of operations for the nine-month period ended September 30, 1995, are not necessarily indicative of the results to be expected during the balance of the year ending December 31, 1995.

3. Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the respective periods. The effect of common stock equivalents was less than 3% dilutive in both 1995 and 1994 and, therefore, the effect on primary earnings per share has not been shown.

4. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for purposes of the Statements of Cash Flows.


Form 10-Q                                                  Crawford & Company
Quarter Ended September 30, 1995	                          Page  8


                PART 1 - FINANCIAL INFORMATION - (Continued)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition

The Company's current assets at September 30, 1995, exceeded current liabilities by $125.8 million, a slight decrease from the working capital balance at December 31, 1994. Cash and cash equivalents at September 30, 995, totaled $34.7 million, a decrease of $4.2 million from the balance at the end of 1994. Short-term investments totaled $6.6 million at September 30, 1995, decreasing from $18.8 million at December 31, 1994. Cash was generated primarily from operating activities, while the principal uses of cash were for dividends paid to shareholders, contributions to the Company's retirement trust, acquisitions of property and equipment and repurchases of common stock. At September 30, 1995 and December 31, 1994, the ratio of current assets to current liabilities was 2.1 to 1.

During 1994, the Company announced that it may, from time to time, purchase up to an aggregate of 2,000,000 shares of its Class A and Class B Common Stock through open market purchases. Through September 30, 1995, the Company has reacquired 691,900 shares of its Class A Common Stock and 639,100 shares of its Class B Common Stock at an average cost of $15.43 and $15.60 per share, respectively.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of September 30, 1995, totaled $9.3 million, as compared to $9.1 million at the end of 1994. The Company believes that its current financial resources, together with funds generated from operations and existing short-term and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

Results of Operations

Revenues for the first nine months of 1995 were $450.5 million, compared with $445.7 million for the same period in 1994. For the third quarter of 1995, revenues were $151.0 million, an increase of 1.3% compared with $149.1 million for the same period in 1994. Unit volume, measured principally by chargeable hours and excluding acquisitions, decreased 6.8% and 8.5% during the first nine months and third quarter of 1995, respectively, as compared to the related 1994 periods.


Form 10-Q                                                 Crawford & Company
Quarter Ended September 30, 1995	                         Page  9


               PART 1 - FINANCIAL INFORMATION - (Continued)

These decreases were partially offset by changes in the mix of services and in the rates charged for those services, the combined effects of which increased revenues by approximately 1.8% in the first nine months of 1995 and 2.9% in the third quarter. The Company's fourth quarter 1994 acquisitions of the Brocklehurst Group and Arnold & Green Ltd., two loss adjusting firms based in the United Kingdom, and the acquisition of Finnamore & Partners, Ltd., a Canadian loss adjusting firm, in the second quarter of 1994, increased revenues by 6.1% and 6.9% during the first nine months and third quarter of 1995, respectively.

Domestic revenues from Claims Services to insurance companies and Risk Management Services to self-insured clients totaled $301.3 million for the first nine months of 1995, down 1.8% from related 1994 revenues of $306.8 million. Third quarter 1995 revenues totaled $101.1 million, a decrease of 3.2% from the same period in 1994. These declines reflect lower claims frequency throughout the property and casualty insurance industry and increased competition in the self-insured corporate market. Revenues produced in the first nine months of 1995 by the Company's catastrophe adjusters were $22.0 million. This was approximately $6.7 million less than catastrophe revenues reported in the first nine months of 1994, when the Company was involved in completing major projects, including the Los Angeles earthquake, the handling of winter storm losses in the Northeast United States and chemical-related incidents. In the third quarter of 1995, revenues produced by the Company's catastrophe adjusters totaled $6.7 million, as compared to $7.8 million in the 1994 third quarter.

Domestic revenues from HealthCare Management Services, which serves both the insurance company and self-insured markets, totaled $70.6 million for the first nine months of 1995, a decrease of 7.6% from the related period in 1994. For the third quarter these revenues were $22.5 million, decreasing 8.9% from the $24.7 million reported in 1994. The demand for these services continues to be affected by regulatory changes and other medical cost containment alternatives such as health maintenance organizations as well as increased competition in the self-insured corporate market.

Revenues from the Company's international operations increased to $56.6 million in the first nine months of 1995, from $33.8 million for the same period in 1994. Third quarter 1995 revenues totaled $20.8 million, an increase of 70.3% over related 1994 revenues of $12.2 million. These increases resulted primarily from the Company's late 1994 acquisitions in the United Kingdom and strong Canadian growth.




Form 10-Q                                                  Crawford & Company
Quarter Ended September 30, 1995                           Page 10



        PART 1 - FINANCIAL INFORMATION - (Continued)

The percentage of revenue derived from each of the Company's principal service categories is shown in the following schedule:


                                 Nine-Month Period         Three-Month Period
                                 Ended September 30        Ended September 30
                                   1995      1994           1995      1994

Domestic Claims Services
 (including Risk Management
 Services)                         71.7%     75.3%          71.4%     75.2%

Domestic HealthCare Management
 Services                          15.7      17.1           14.9      16.6

International Operations           12.6       7.6           13.7       8.2

                                  100.0%    100.0%         100.0%    100.0%

Effective January 1, 1995, the Company changed its method of reporting its principal service categories to correspond with internal management reporting. Accordingly, risk control and information consulting services, previously disclosed as other risk management services, are now reported as a component of domestic claims services along with certain healthcare management services which are closely aligned with the Company's risk management services. International claims and healthcare management services, previously reported as components of claims services and healthcare management services, are now reported as international operations.

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Such expense approximated 64.0% of revenues in the first nine months of 1995, compared to 65.1% for the first nine months of 1994, and 64.4% of revenues in the current quarter, compared to 65.8% of third quarter 1994 revenues. These decreases were due primarily to reduced incentive compensation and group medical expenses.

Expenses other than compensation and related payroll taxes and fringe benefits approximated 26.5% of revenues for the first nine months of 1995, compared to 23.0% of revenues for the same period in 1994, and 25.1% of third quarter 1995 revenues, as compared to 21.6% of related 1994 revenues. These increases resulted principally from an increase in systems development costs associated with the development of systems designed to enhance the Company's service delivery to its clients and increases in other operating costs related to the Company's late 1994 acquisitions in the United Kingdom.



Form 10-Q                                                 Crawford & Company
Quarter Ended September 30, 1995                          Page 11



Review by Independent Public Accountants.

Arthur Andersen LLP, independent public accountants, has performed a review of the interim financial information contained herein in accordance with established professional standards and procedures for such a review and has issued its report with respect thereto (see page 12).



Form 10-Q                                                  Crawford & Company
Quarter Ended September 30, 1995                           Page 12



              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of
Crawford & Company:

We have reviewed the accompanying condensed consolidated balance sheet of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of
September 30, 1995 and the related condensed consolidated statements of income for the three and nine-month periods ended September 30, 1995 and the related condensed consolidated statements of cash flows for the nine-month periods ended September 30, 1995 and 1994. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Crawford & Company and subsidiaries as of December 31, 1994 (not presented herein), and in our report dated January 31, 1995, we expressed an unqualified opinion on that statement. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1994 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.



                                          Arthur Andersen LLP

Atlanta, Georgia
November 10, 1995





Form 10-Q                                                  Crawford & Company
Quarter Ended September 30, 1995                           Page 13





                               PART II - OTHER INFORMATION


Item 6.         Exhibits and Reports on Form 8-K.

                (a)    Exhibits

                       23.1   Consent of Arthur Andersen LLP
                       27.1   Financial Data Schedule

                (b)    Reports on Form 8-K


                       Registrant filed no reports on Form 8-K during the period covered by this report.



Form 10-Q                                                  Crawford & Company
Quarter Ended September 30, 1995                           Page 14


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            Crawford & Company
                                               (Registrant)




Date: November 10, 1995
                                           F. L. Minix
                                           Chairman of the Board and
                                           Chief Executive Officer


Date: November 10, 1995

                                           D. R. Chapman
                                           Executive Vice President - Finance
                                           (Principal Financial Officer)



Date: November 10, 1995
                                           J. F. Giblin
                                           Vice President and Controller
                                           (Principal Accounting Officer)